Mail Stop 3561

November 6, 2006

<u>Via Fax & U.S. Mail</u>

David D.R. Hargreaves, Senior Vice President and Chief Financial Officer
Hasbro, Inc.
1027 Newport Avenue
Pawtucket, Rhode Island 02862

> **Re: Hasbro, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed February 22, 2006**
> **File No. 001-06682**
>
> **Hasbro, Inc.**
> **Form 10-Q for the quarterly period ended April 2, 2006**
> **Filed May 5, 2006**
> **File No. 001-06682**

Dear Mr. Hargreaves:

We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended December 25, 2005

Item 7- Management Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Estimates, page 33

1. Your disclosures indicate that you have certain promotional sales programs that require significant estimates. In this regard, it is not clear from your disclosures whether any of these programs contain minimum purchase guarantees and, if so, how revenue is recognized under these programs. Specifically, explain how predetermined price concessions are recognized on the related program.

2. Please provide us, supplementally, with a detailed analysis of your major promotional sales programs, rebate programs and return programs throughout the year as well as at year end, and how you account for these programs.

3. Please revise your MD&A to provide a detailed discussion of how you track and estimate returns and allowances. Also, provide information with respect to how your estimates for discounts, rebates and returns have generally compared with your actual results.

4. Please consider revising your MD&A to include a more detailed discussion of seasonal trends and variations in sales. See question 1 in Topic 13(B) of the Staff Accounting Bulletins.

Contractual Obligations and Commercial Commitments, page 35

5. When presenting contractual obligations, please ensure that all obligations are shown in the table, including interest payments on your indebtedness. See FR-72 for guidance.

Item 8- Financial Statements and Supplementary Data

Note 1- Summary of Significant Accounting Policies, page 43

6. The customer service information on your website indicates that there have been several product recalls in prior years. As such, please expand your note to include a discussion of your accounting policy for costs associated with product recalls. If such costs have not been material, consider the need for additional disclosure as a Risk Factor in Item 1A of your report.

7. It appears that you operate an online store. As such, please tell us and disclose your accounting methodology for any significant software costs or web-site development costs pursuant to the relevant accounting literature, if applicable. Refer to SFAS No.86, EITF No. 00-2, and/or SOP No. 98-1.

8. In addition to the aforementioned disclosures, if applicable, please expand your note to address how you account for revenues derived from online store sales. Further, please tell us what consideration was given to reporting the results of your online store as an operating segment pursuant to SFAS 131.

Long-Lived Assets, page 44

9. As noted on page 22, your business strategy includes licensing rights to products based on movie, television, music, and other family entertainment properties. If material, please tell us and expand your note disclosure to address your accounting methodology for molds, dies, and other tools used in production of licensed products. For guidance, refer to EITF 99-5.

Note 7- Long Term Debt, page 56

10. You state in the last paragraph of page 56 that the interest on your contingent convertible debentures due 2021 would be subject to an upward adjustment depending on the price of the company stock, starting December 2005. Supplementally, tell us the correlation between the stock price and the adjustments in your interest rates as well as your accounting methodology.

Form 10-Q for the quarterly period ended April 2, 2006

11. During the first quarter of 2006, you aggregated the toys and games segments into one reportable segment, North America. In this regard, please tell us whether the toys and games segments remain separate operating segments under the definition of paragraphs 10 through 15 of SFAS 131. If so, tell us in detail how you meet the aggregation criteria in paragraphs 17 through 24 of SFAS 131.   If you determined that your toys and games segments are operated as a single operating segment, provide us with substantive support for your conclusion, including, but not limited to, copies of the monthly and/or quarterly reporting packages that are regularly provided to your CODM . Further, please revise your filing to include a more detailed discussion explaining the details and reasons for the combination of your reportable segments.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 or the undersigned at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

David R. Humphrey
Branch Chief- Accountant